82-1225

International

Freegold

Mineral Development Inc.

Toronto Stock Exchange
Trade Symbol: ITF

[redacted] enue
2A3
Telephor 8045
870

E-mail: ir@goldgroup.com .com

02042819

02 JUL 23 AM 10:01

SUPPL

NEWS RELEASE **July 12, 2002**

International Freegold Mineral Development Inc. (the "Company") announces that, following approval by the shareholders at the Company's Annual General Meeting on June 14, 2001, the Company has elected to proceed with a consolidation of share capital on a four (4) old for one (1) new basis. Post-consolidation, there will be a name change.

A consensus of opinion solicited by Management from the investment community and the Company's fiscal agent, Loewen, Ondaatje, McCutcheon Limited ("LOM") (see press release dated June 13, 2002) suggests that the restructured company will be better positioned to attract financing which would allow for more aggressive growth and enhance shareholder value. LOM will assist the Company in proceeding with the proposed common share consolidation, as required.

The Company is pleased to announce that it has completed the private placement announced May 7, 2002 of 6,000,000 units at $0.075 per unit for gross proceeds of $450,000. Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrant"), each Warrant entitles the holder to purchase one additional common share of the Company for a period of three years from the date of closing at a price of $0.10 per Warrant Share in the first year, $0.12 per Warrant Share in the second year and $0.15 per Warrant Share in the third year.

The Company's two recently completed private placements total $786,000. The proceeds of the private placement will be used for the acquisition, exploration and development of the Company's gold projects and for general working capital.

The foregoing is subject to regulatory approval.

About the Company's Projects

The Company is a North American gold and precious metal exploration company and currently has two key gold projects, the Golden Summit, in Fairbanks, Alaska and the Almaden Gold Project in Idaho. Golden Summit has multiple exploration targets. Currently more than 63,000 feet of mineralized shear zones have been identified in the Golden Summit Project area. Exploration plans will focus on drilling the new high-grade Currey Zone, where a discovery hole in 2000, intersected 64 feet grading 4.9 g/t Au. In early 2002, a resistivity survey was carried out in an attempt to define possible extensions of the Currey Zone. A summer back hoe trenching program will be carried out to follow up on the results of this resistivity survey with the objective of a Fall drill program. The Almaden Gold Project, is 100% held by the Company. A 1997 feasibility study conducted by Watts, Griffis and McOuat (WGM) indicated reserves of 527,000 oz of gold recoverable by open pit heap leach methods. Management believes the project has excellent potential for reserve enhancement as the deposit is open in two directions and at depth. The Company and Quaterra Resources Inc. are exploring the Union Bay platinum group metals, (PGM) project in Alaska, where Quaterra may earn up to a 50% interest by incurring US $1 million in exploration expenditures, and making cash payments of US $100,000 over four years and issuing 200,000 shares. Last year Quaterra conducted an aggressive exploration program and spent in excess of US $500,000. Drilling intersected intervals up to 11.0 g/t (Pd+Pt). Only two of the six multi-gram PGM targets have been drilled to date.
The Company is in aggressive negotiations to acquire additional gold projects in Alaska and Canada.

Freegold is listed on The Toronto Stock Exchange and has received 20F clearance in the United States.

On behalf of the Board of Directors

Harry Barr

Harry Barr, Chairman & CEO

Investor Relations: 1-800-667-1870
The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107 12g3-2b Reg# 82-1225

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual *results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed* in the Company's documents filed from time to time with the Canadian Venture Exchange, British Columbia Securities Commission and the United States Securities Exchange Commission.